UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_______________________________

FORM 11-K
_______________________________

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 1-38962
_______________________________

Full title of the plan and the address of the plan, if different from that of the issuer named below:

FISERV 401(k) SAVINGS PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fiserv, Inc.
255 Fiserv Drive
Brookfield, Wisconsin 53045

REQUIRED INFORMATION

The Fiserv 401(k) Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of December 31, 2020 and 2019 and for the fiscal year ended December 31, 2020 and supplemental schedules of the Plan as of and for the fiscal year ended December 31, 2020, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the agent for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Fiserv 401(k) Savings Plan

Date:	June 29, 2021	By:	/s/ Robert W. Hau
Robert W. Hau
On behalf of the Plan

Date:	June 29, 2021	By:	/s/ Kenneth F. Best
Kenneth F. Best
On behalf of the Plan

Appendix 1

FISERV 401(k) SAVINGS PLAN (formerly the First Data Corporation Incentive Savings Plan)

Financial Statements as of December 31, 2020 and 2019 and for the Year Ended December 31, 2020,
Supplemental Schedules as of and for the Year Ended December 31, 2020, and
Report of Independent Registered Public Accounting Firm

FISERV 401(k) SAVINGS PLAN (formerly the First Data Corporation Incentive Savings Plan)

		Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019		2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2020		3

Notes to Financial Statements as of December 31, 2020 and 2019 and for the Year Ended December 31, 2020		4

SUPPLEMENTAL SCHEDULES FURNISHED PURSUANT TO DEPARTMENT OF LABOR’S RULES AND REGULATIONS

Form 5500, Schedule G, Part III, Line 4j - Schedule of Non-Exempt Transactions for the Year Ended December 31, 2020		15

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020		16

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and Plan Administrator of Fiserv 401(k) Savings Plan (formerly the First Data Corporation Incentive Savings Plan):
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Fiserv 401(k) Savings Plan (formerly the First Data Corporation Incentive Savings Plan) (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Emphasis of Matter
As discussed in Note 1 to the financial statements, effective August 5, 2020, the 401(k) Savings Plan of Fiserv, Inc. and its Participating Subsidiaries merged into the Plan. Our opinion is not modified with respect to this matter.
Report on Supplemental Schedules
The supplemental schedules listed in the Table of Contents have been subjected to audit procedures performed in conjunction with the audits of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
June 29, 2021

We have served as the auditor of the Plan since 2021.

FISERV 401(k) SAVINGS PLAN (formerly the First Data Corporation Incentive Savings Plan)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	December 31,
	2020	2019
ASSETS:
Investments:
Investments at fair value	$4,940,336	$1,430,000
Investments at contract value	233,336	179,572
Total investments	5,173,672	1,609,572
Receivables:
Notes receivable from participants	57,698	25,466
Employer contributions	—	535
Total receivables	57,698	26,001
Total assets	5,231,370	1,635,573

LIABILITIES:
Accrued administrative expenses	376	192

NET ASSETS AVAILABLE FOR BENEFITS	$5,230,994	$1,635,381

See accompanying notes to financial statements.

FISERV 401(k) SAVINGS PLAN (formerly the First Data Corporation Incentive Savings Plan)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

Year Ended December 31, 2020
ADDITIONS:
CONTRIBUTIONS:
Participant contributions	$205,394
Employer contributions, net of forfeitures	19,653
Rollover contributions	23,764
Total contributions	248,811
INVESTMENT AND OTHER INCOME:
Dividends and interest	66,235
Interest on notes receivable from participants	2,244
Other income	104
Net appreciation in fair value of investments	548,154
Total investment and other income	616,737
Total additions	865,548
DEDUCTIONS:
Benefits paid to participants	309,984
Administrative expenses	1,375
Total deductions	311,359
INCREASE IN NET ASSETS BEFORE ASSET TRANSFER	554,189

ASSETS TRANSFERRED INTO PLAN DUE TO PLAN MERGER (Note 1)	3,041,424

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,635,381
End of year	$5,230,994

See accompanying notes to financial statements.

FISERV 401(k) SAVINGS PLAN (formerly the First Data Corporation Incentive Savings Plan)

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEAR ENDED DECEMBER 31, 2020

1. PLAN DESCRIPTION
The following description of the Fiserv 401(k) Savings Plan (formerly the First Data Corporation Incentive Savings Plan) (the “Plan”) is provided for informational purposes only. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
General — The Plan (as amended and restated) was established effective July 1, 1990 as a defined contribution plan and is maintained in order to aid eligible employees to accumulate savings for their retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.
On July 29, 2019, Fiserv, Inc. (the "Company" or "Employer") completed the acquisition of First Data Corporation ("First Data") by acquiring 100% of the First Data stock that was issued and outstanding as of the date of the acquisition. Effective January 1, 2020, the Plan, as originally established by First Data, was amended and restated to reflect the following changes for the purpose of providing a single plan covering current and former employees of Fiserv, Inc. and First Data Corporation and their affiliates:

•The Plan, formerly known as the First Data Corporation Incentive Savings Plan, was renamed as the Fiserv 401(k) Savings Plan.
•The Plan was amended to allow for the merger of the 401(k) Savings Plan of Fiserv, Inc. and its Participating Subsidiaries into the Plan. The merger of the Plan assets was effective August 5, 2020, with all participant account balances (including outstanding notes receivable from participants' balances) of the 401(k) Savings Plan of Fiserv, Inc. and its Participating Subsidiaries totaling $3,041,424 thousand transferred into the Plan.
•Fiserv Solutions, LLC (the "Plan Sponsor") replaced First Data Corporation as the plan sponsor and also replaced the First Data Corporation Benefits Committee. The Fiserv Investment Committee replaced the First Data Corporation Investment Committee as the fiduciary of the Plan.
•Participating employers of both companies became participating employers in the Plan.
•The current trust agreement for the Plan between First Data Corporation and Bank of America, N.A. as trustee was assigned to Fiserv Solutions, LLC.
•A Fiserv Stock Fund was added to the Plan as an investment option.
•The amended and restated Plan document incorporated certain changes to the Plan's design, primarily related to the eligibility requirements for participation in the Plan and employer matching contributions, and participant contribution elective options, as further described below.
Employees who (i) are not subject to a collective bargaining agreement; (ii) receive compensation payable in U.S. dollars; (iii) are not leased employees, independent contractors or interns; (iv) are not residents of Puerto Rico; and (v) are regularly scheduled to work at least 20 hours per week based on the U.S. payroll and personnel records with participating employers are eligible to participate in the Plan. If an employee is not regularly scheduled to work at least 20 hours per week but completes 1,000 hours of service during the twelve-month period beginning on the employee's hire date and ending on the anniversary of the employee's employment, the employee will become eligible to participate in the Plan on the first day of the month following or coinciding with the anniversary date of the employee's hire.
The Plan was further amended on January 2, 2020 to clarify certain definitions and the calculation of service credit for certain employees and former employees of acquired companies and for the dissolution of the Banc of America Merchant Services, LLC joint venture (see Note 5).
On March 27, 2020, Congress passed the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"), which provides immediate and temporary relief for retirement plan sponsors and their participants with respect to employer contributions, distributions and participant loans. The Plan adopted certain provisions included in the CARES Act which (i) allowed eligible participants to request penalty-free distributions of up to $100 thousand, not to exceed the participant's vested account balance, for qualifying reasons associated with the COVID-19 pandemic before December 31, 2020, (ii) allows eligible participants to defer loan payments under the Plan for up to one year for loans due between March 27, 2020 and December 31, 2020, and (iii) increased the maximum loan amount available to affected participants under the Plan to the lesser of $100 thousand or 100% of the participant’s vested account balance for 180 days from March 27, 2020.
A restatement of the Plan's provisions, which included the foregoing amendments, was adopted to coincide with the date on which the merger of the 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries into the Plan was completed.
Since early 2020, the world has been, and continues to be, impacted by the novel strain of the coronavirus ("COVID-19") pandemic. The COVID-19 pandemic, and various measures imposed by the governments of many countries, states, cities and other geographic regions to prevent its spread, have adversely impacted global economic activity and contributed to significant volatility in financial markets. The COVID-19 pandemic has affected, and may continue to affect, the market price of Fiserv, Inc. common stock and other Plan assets. The extent of the impact of the COVID-19 pandemic on the Plan will depend on, among other matters, the duration and intensity of the pandemic; governmental and private sector responses to the pandemic and the impact of such responses on the Plan; and the level of success of global vaccination efforts, all of which are uncertain and cannot be predicted.
On February 18, 2020, the Company completed the sale of a 60% controlling interest of its Investment Services business, subsequently renamed as Tegra118 Wealth Solutions, Inc., to Motive Partners. Effective January 2, 2020, the Plan was amended to allow associates who were employed by the Fiserv, Inc. Investment Services business as of February 18, 2020, as well as employees hired by Tegra118 Wealth Solutions, Inc. and its subsidiaries between February 18, 2020 and December 31, 2020, to participate in the Plan through December 31, 2020. Associates who were employed by the Investment Services business as of February 18, 2020 became fully vested in their account balances as of the closing date of the sale. Employees of Tegra118 Wealth Solutions, Inc. and its subsidiaries were not eligible to direct any salary reduction contributions to be invested in the Fiserv Stock Fund (see further discussion below). Effective January 1, 2021, Tegra118 Wealth Solutions, Inc. and its subsidiaries ceased being participating employers in the Plan and its employees are no longer eligible to participate in the Plan. On January 11, 2021, $90,101 thousand of assets associated with the Plan accounts of current and former employees of Tegra118 Wealth Solutions, Inc. and its subsidiaries were transferred out of the Plan.
During 2020, certain Tegra118 Wealth Solutions, Inc. employees were inadvertently able to direct salary reduction contributions, in the aggregate amount of $3 thousand, to be invested into the Fiserv Stock Fund, which resulted in non-exempt transactions. These individual investments in the Fiserv Stock Fund were subsequently liquidated and reinvested in other Plan investments. See the supplemental schedule of non-exempt transactions for additional information.
Administration—The Plan is administered by Fiserv Solutions, LLC. Merrill Lynch, a Bank of America company ("Merrill") is the third-party recordkeeper of the Plan. Bank of America, N.A. ("Bank of America" or "Trustee") acts as the custodian and trustee of the Plan.
Contributions — Participants under the amended and restated Plan may elect to make salary reduction contributions, subject to federal tax limitations, of not less than 1% or greater than 75% of their eligible compensation. Participants are automatically enrolled in the Plan at a 3% pre-tax savings rate which is automatically increased 1% annually, up to a maximum of 15% of compensation, unless the participant elects a different percentage. However, under the provisions of the amended and restated Plan, no such increase occurred during the 2020 Plan year; the next automatic increase occurred in April 2021. Participants may also roll over distributions from other qualified plans into the Plan, including personal individual retirement accounts. Participants who have attained age 50 before the close of the Plan year are eligible to make an additional tax-deferred payroll catch-up contribution. All of the above participant contributions and elections are subject to regulatory and Plan limitations.
Effective January 1, 2020, eligible participants under the Plan received an employer matching contribution equal to 100% of the first 1% and 40% of the next 5% of a participant's contributions. However, to the extent permitted by

ERISA and the Internal Revenue Code ("IRC"), the Company may elect to decrease or eliminate the Company's matching contribution. Employees in a position of senior vice president or higher are not eligible to receive employer matching contributions. Based upon the level of employer matching contributions, the Plan is not considered to be a safe harbor plan. The Company remits participant and employer matching contributions to the Trustee in the period payroll deductions are made.
Effective April 1, 2020, in response to the COVID-19 pandemic, the Company temporarily suspended the employer matching contributions for the remainder of 2020. Effective January 1, 2021, the employer matching contribution was re-established to equal 100% of the first 1% contributed and 25% of the next 4% contributed for eligible participants.
The Company may make a special contribution to participants who are eligible employees on the last day of the Plan year or are eligible employees during the Plan year who terminated employment due to death, disability, or retirement (defined as attaining age 65). Any special contributions are allocated based upon the ratio of a participant's compensation to the compensation of all eligible participants and may be made in the form of the Fiserv Stock Fund, cash, or any combination thereof. The Company did not make a special contribution for the 2020 Plan year.
All contributions are invested as directed by Plan participants. Participants may irrevocably designate all or any part of their elective deferrals to the Plan as Roth 401(k) deferrals, provided the eligibility requirements have been met. The Roth 401(k) deferrals are contributed to the Plan on an after-tax basis and are included in the computation of the participant’s personal income. Because the amounts are contributed on an after-tax basis, the deferrals and, in most cases, earnings on the deferrals, are not subject to federal income taxes when distributed to participants as long as the distributions are considered to be qualified. The combined total of pre-tax deferrals and Roth 401(k) deferrals may not exceed the maximum dollar limitation allowable under law.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account reflects participant contributions, Employer contributions, transfers into and out of the Plan, benefits paid to participants, forfeitures and allocations of investment income and losses and administrative expenses. Allocations to each participant's account are based on the proportion that the balance of each participant's account bears to the total balance of all participants in each investment fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting — Plan participants are entitled to the vested balance in their respective accounts as of their respective termination date, 65th birthday, death or permanent disability. Participant, rollover and special contributions vest immediately. Employer contributions vest 100% after two years of employment with the Company. In the event of death, disability or retirement at or after age 65, all amounts allocated to a participant’s account under the Plan are 100% vested.
Forfeitures — The Plan provides for restoration of forfeited funds upon re-employment of former participants in specified circumstances. Forfeited non-vested accounts are used to reduce future Employer matching contributions and pay administrative expenses of the Plan. Unallocated forfeitures totaled $1,723 thousand and $104 thousand at December 31, 2020 and 2019, respectively. During 2020, Employer contributions were reduced by $102 thousand from forfeited non-vested accounts. During 2020, administrative expenses were reduced by $48 thousand from forfeited non-vested accounts.
Investment Options — Participants direct the investment of their account balance into the investment options of the Plan in 1% increments. The Plan offers investments in registered investment companies, collective investment trusts, the Fiserv Stock Fund, and a separately managed stable value fund. The collective investment trusts held by the Plan are primarily comprised of target funds which invest in mutual funds using an asset allocation strategy designed for investors planning to retire or leave the workplace in or within a few years of the target year. The Fiserv Stock Fund is limited, in general, to no more than 25% of the participant's account balance. The stable value fund primarily holds investment contracts that are issued by insurance companies and commercial banks and backed by bond funds and trusts.

Participants may also direct the investment of their account balance into a Self-Directed Brokerage Account ("SDBA"), which allows participants to buy and sell almost any registered investment company or other public security available. If a participant does not affirmatively elect an investment allocation, the participant's account balance will be invested in the applicable target retirement trust based on the participant's projected retirement age of 65. The investment options in the Plan are reviewed and modified as deemed appropriate by the Investment Committee. While direct exchanges from the stable value fund into a competing fund are prohibited, participants may otherwise redeem their investments held by the Plan without restriction. A participant may change their investment elections daily.
Notes Receivable from Participants — Participants under the amended and restated Plan may request loans, subject to consideration for adequate collateral, in a minimum amount of $1 thousand and up to a maximum amount of the lesser of the following: (a) $50 thousand (reduced by the excess, if any, of the participant’s highest outstanding loan balance during the previous twelve months over the outstanding loan balance on the date of the loan); or (b) 50% of the current market value of the participant’s vested and non-forfeitable account balances. The rate of interest charged on participant loans (3.25% to 11.25% at December 31, 2020) is based on the prime rate published in the Wall Street Journal on the first business day of the calendar quarter during which the loan is processed, plus 2%, unless otherwise determined by Fiserv Solutions, LLC, and is fixed at the borrowing date for the term of the loan. Generally, loans require repayment within five years; however, primary residence loan maturities can be up to 15 years, subject to certain requirements. A maximum of two loans per participant, one residential and one otherwise, are allowed to be outstanding at a time. See description above for certain provisions adopted by the Plan under the CARES Act to defer loan payments for up to one year and increase maximum loan amounts.
Payment of Benefits — Upon termination of employment for any reason, including death or disability, a participant may elect to receive a distribution of the vested portion of his or her account in a lump sum or as a direct rollover. If no such election is made within 90 days and the participant’s vested interest in the Plan is more than $1 thousand but not more than $5 thousand, it will automatically be rolled over to a new individual retirement account designated by Fiserv Solutions, LLC. If the vested interest is $1 thousand or less, a lump sum cash distribution will be made. If a participant’s vested interest exceeds $5 thousand, the vested portion of his or her account will remain in the Plan until the participant or the participant’s representative elects to receive a distribution. Upon termination of employment, a participant may request that amounts invested in the Fiserv Stock Fund be distributed entirely in cash or stock as part of a lump sum distribution.
An in-service withdrawal of all or a portion of a participant’s account may be made under certain conditions, including election by the participant after attaining age 59½. Upon experiencing severe financial hardship, a participant may request a hardship withdrawal if certain criteria are met. Hardship withdrawals are made in cash. The Plan contains special rules prescribed by the IRC regarding the commencement of distributions to participants who attain age 70½. See description above for certain provisions adopted by the Plan under the CARES Act to allow for penalty-free distributions.
Administrative Expenses — All investment management and transaction fees directly related to the Plan's investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return for such investments. Administrative expenses totaled $1,375 thousand during the year ended December 31, 2020.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates and are subject to change in the near term.

Investment Valuation — The Plan’s investments are stated at fair value (see Note 3), except for fully benefit-responsive investment contracts which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Income Recognition — Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gains and losses are recorded within net appreciation in fair value of investments in the statement of changes in net assets available for benefits.
Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Payment of Benefits — Benefit payments to participants are recorded upon distribution. At December 31, 2020 and 2019, approved and unpaid benefit payments were $4,855 thousand and $2,254 thousand, respectively.
Risks and Uncertainties — The Plan invests in various investments. Investments, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Recent Accounting Pronouncements — In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement ("ASU 2018-13"), which removes, modifies and adds certain disclosure requirements of Accounting Standards Codification Topic 820, Fair Value Measurement. ASU 2018-13 is effective for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2019, with the additional disclosures required to be applied prospectively and the modified and removed disclosures required to be applied retrospectively to all periods presented. The Plan adopted ASU 2018-13 effective January 1, 2020, and the adoption did not have a material impact on the Plan’s disclosures.

3. FAIR VALUE MEASUREMENTS
The Plan’s investments are reported at fair value, except for fully benefit-responsive investment contracts which are reported at contract value (see Note 4), in the accompanying statements of net assets available for benefits. Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, the Plan uses the hierarchy prescribed in ASC 820, Fair Value Measurements, and considers the principal or most advantageous market and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability. The three levels in the hierarchy are as follows:

•Level 1 - Quoted prices (unadjusted) for identical assets or liabilities in active markets that are accessible as of the measurement date.
•Level 2 - Inputs other than quoted prices within Level 1 that are observable either directly or indirectly, including but not limited to quoted prices in markets that are not active, quoted prices in active markets for similar assets or liabilities and observable inputs other than quoted prices such as interest rates or yield curves.
•Level 3 - Unobservable inputs reflecting the Plan's own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.
The Plan maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Financial instruments carried and measured at fair value on a recurring basis are classified as follows according to the fair value hierarchy described above:

(In thousands)	Level 1	Level 2	Total
December 31, 2020
Money market fund	$4,885	$—	$4,885
Fiserv Stock Fund:
Fiserv, Inc. common stock	170,447	—	170,447
Money market	882	—	882
Self-directed brokerage accounts	129,765	18,374	148,139
Registered investment companies	1,321,844	—	1,321,844
Total investments in fair value hierarchy table	$1,627,823	$18,374	$1,646,197
Investments measured at net asset value:
Collective investment trusts			3,294,139
Total investments at fair value			$4,940,336

(In thousands)	Level 1	Level 2	Total
December 31, 2019
Money market fund	$2,274	$—	$2,274
Self-directed brokerage accounts	65,716	1,447	67,163
Registered investment companies	521,088	—	521,088
Total investments in fair value hierarchy table	$589,078	$1,447	$590,525
Investments measured at net asset value:
Collective investment trusts			839,475
Total investments at fair value			$1,430,000
The Plan's investments in collective investment trusts are measured using the net asset value ("NAV") per share (or its equivalent) practical expedient in accordance with ASC 820, and therefore such investments have not been classified in the fair value hierarchy above. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented within the statements of net assets available for benefits. The following table provides summarized information related to investments measured at fair value based on NAV per share at December 31:

	Fair Value
(In thousands)	2020	2019	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Collective investment trusts	$3,294,139	$839,475	$—	Daily	Same Day
For the year ended December 31, 2020, there were no significant transfers between Levels 1 and 2 and no transfers in or out of Level 3. The Plan's investments were segregated into the following major categories and levels for determining their fair value at December 31, 2020 and 2019:
Money Market Fund – The money market fund consists of the BlackRock Liquidity Fund. The fund intends to maintain a net asset value of approximately $1 per share. The fund has been valued using Level 1 inputs as these are quoted prices in active markets.
Fiserv Stock Fund – The Fiserv Stock Fund consists of Fiserv, Inc. common stock, which is valued at the quoted market price from an active market, and cash equivalents which provide liquidity for trading. These investments have been valued using Level 1 inputs as these are quoted prices in active markets.

Self-Directed Brokerage Accounts – Plan participants can invest in almost any publicly traded securities, registered investment companies and certain other securities through a self-directed brokerage account. The underlying investments are valued as follows:
•Registered investment companies: The fair value is based on the reported NAV on December 31. Consistent with the registered investment companies discussed below, these investments have been valued using Level 1 inputs as these are quoted prices in active markets.

•Publicly traded equities and exchange traded funds (includes common stock and preferred stock): Values for shares of publicly traded equities and exchange traded funds are the per share prices listed by the exchange. These investments have been valued using Level 1 inputs as these are quoted prices in active markets.

•Fixed income securities (includes certificates of deposit, government obligations and corporate bonds): The fair value of the fixed income securities are obtained with the assistance of a third-party pricing vendor. The third-party pricing vendor utilizes evaluated pricing models that vary by asset class and incorporate available market data. Because many fixed income securities do not trade on a daily basis, the evaluated pricing applications apply available information through processes such as benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. The pricing models vary by asset class but all rely on observable standard market inputs such as benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research publications. These securities have been valued using Level 2 inputs.
Registered Investment Companies – The Plan is invested in shares of several registered investment companies that are registered with the Securities and Exchange Commission. Prices of these funds are based on the NAV calculated by the funds and are publicly reported on national exchanges. Although the prices are listed on national exchanges, exiting the investment is generally only accomplished through redemption with the fund itself. Thus, redemption with the fund is the principal market in which the Plan could exit the investments. The funds redeem shares at the NAV with few restrictions and redemption with the funds is an active market. These investments are classified as Level 1 in the fair value hierarchy.
Collective Investment Trusts – Target retirement trusts managed by Vanguard Fiduciary Trust Company are organized as collective investment trusts ("CITs"). Each trust invests in investments using an asset allocation strategy designed for investors planning to retire and leave the workforce within a few years of the target year. The BlackRock Government Short-Term Investment Fund, which is a component of the Stable Value Fund as further described below, is organized as a CIT. The fund's strategy is to generate income while preserving principal and to maintain a net asset value of approximately $1 per unit. Prices of these pooled groups of assets are valued at the NAV (as a practical expedient) which is based on the fair value of the underlying investments held by each CIT less its liabilities. This practical expedient is not used when it is determined to be probable that the CIT will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the CITs, the investment advisor reserves the right to temporarily delay withdrawal from the trusts in order to confirm that securities liquidations will be carried out in an orderly business manner.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4. FULLY BENEFIT-RESPONSIVE CONTRACTS
The Plan holds a portfolio of investment contracts (the "Stable Value Fund") that is comprised of a short term investment fund and a portfolio of synthetic guaranteed investment contracts. The portfolio of synthetic guaranteed investment contracts meet the fully benefit-responsive investment contract criteria and, therefore, are reported at contract value in the statements of net assets available for benefits. Contract value is the relevant measurement because it is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in these investment contracts through the separately managed account strategy.
Synthetic Guaranteed Investment Contracts ("SGICs") – The Plan's portfolio includes fixed maturity and constant duration SGICs. The Plan owns the assets underlying the investment of the SGIC, and the bank, insurance company or other financial institution issues a contract, referred to as a "wrapper" that maintains the contract value of the underlying investments for the duration of the SGICs. Fixed maturity SGICs consist of an asset or collection of assets and a benefit responsive, book value wrap contract purchased for the portfolio. Constant duration SGICs consist of a portfolio of securities and a benefit responsive, book value wrap contract purchased for the portfolio. The wrapper contract is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan and provide a guarantee that the crediting rate will not fall below 0%.
The following represents the bifurcation of contract value between investments in the Stable Value Fund at December 31:

(In thousands)	2020	2019
Fixed maturity SGIC's	$39,573	$29,207
Constant duration SGICs	193,763	150,365
Total	$233,336	$179,572
The following events will limit the ability of the fund to transact at contract value: (i) employer communications designed to induce participants to transfer from the fund; (ii) employer-initiated events or events within the control of the Plan or the Plan sponsor which would have a material and adverse impact on the fund; or (iii) changes of qualification status of the employer or the Plan. Instead, market value will likely be used in determining the payouts to the participants in these circumstances. In general, issuers may terminate the contract and settle at other than contract value if the qualification status of the employer or the Plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. The Company is not aware of any events which may occur that might limit the ability of the Plan to transact at contract value with the contract issuers and that would also limit the ability of the Plan to transact at contract value with the participants.
5. PARTY-IN-INTEREST AND RELATED-PARTY TRANSACTIONS
The Plan invests in shares or units of certain funds managed by Bank of America, the trustee, and certain Plan investments are in accounts managed by Merrill, the recordkeeper and administrator of the self-directed brokerage accounts; therefore, these transactions are party-in-interest transactions. Notes receivable from participants are also considered party-in-interest transactions. The Plan held $57,698 thousand and $25,466 thousand in notes receivable from plan participants at December 31, 2020 and 2019, respectively.
The Plan Sponsor, via its indirect, wholly owned subsidiary FDS Holdings Inc. was, until July 1, 2020, a party to a joint venture with Bank of America National Association ("BANA"), a wholly owned subsidiary of Bank of America. The joint venture, called Banc of America Merchant Services, LLC ("BAMS"), as initially structured, was 51% owned by the Company and 49% owned by BANA. During 2020 and 2019, the SDBA held Bank of America Corporation stock. These transactions may qualify as party-in-interest transactions as defined by ERISA regulations; however, they are exempt from the prohibited transaction rules under ERISA. In July 2019, Fiserv, Inc. and Bank of America jointly announced the anticipated dissolution of BAMS, and subsequently completed the dissolution effective July 1, 2020. Following the joint venture's dissolution, the Company continues to provide processing and other support services to Bank of America and Bank of America merchant clients.
The Plan also offers the Fiserv Stock Fund, which primarily consists of Fiserv, Inc. common stock, as an investment option. Fiserv Solutions, LLC is the sponsoring employer and, therefore, a related party of the Plan. At December 31, 2020, the Plan held 1,500,398 shares of Fiserv, Inc. common stock, with a cost basis of $147,291 thousand.

6. RISKS AND UNCERTAINTIES
The Plan holds various investments in registered investment companies, collective investment trusts, a stable value fund, common stock, and other investments through the SDBA. Investments, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. The following table provides details on investments that represent a concentration of greater than 10% of the Plan's net assets at December 31:

	2020		2019
(In thousands)	Balance	% of Net Assets	Balance	% of Net Assets
Vanguard Institutional Index Fund	$705,750	13%	$294,985	18%
Vanguard Target Retirement Trust Select 2025	579,223	11%	114,412	7%
Vanguard Target Retirement Trust Select 2030	709,010	14%	202,623	12%
Vanguard Target Retirement Trust Select 2035	561,684	11%	122,312	7%
Due to the level of risk associated with investments, it is reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements. The COVID-19 pandemic has led to volatility in financial markets and has affected, and may continue to affect, the Plan's assets.

7. PLAN TERMINATION
The Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts, including Company contributions.

8. TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated December 13, 2017 that the restated Plan document as of January 1, 2017 and related trust were designed in accordance with the applicable regulations of the IRC. Although the Plan has been amended since receiving this determination letter, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. In conjunction with the amended and restated Plan provisions described in Note 1, Fiserv Solutions, LLC has filed for a new determination letter from the Internal Revenue Service.

9. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500
The following is a reconciliation of net assets available for benefits and changes in net assets available for benefits per the accompanying financial statements to the Form 5500 as of and for the year ended December 31:

(In thousands)	2020	2019
Net assets available for benefits per the accompanying financial statements	$5,230,994	$1,635,381
Plus: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	8,262	—
Less: Amounts allocated to withdrawing participants	(4,855)	(2,254)
Net assets available for benefits per the Form 5500	$5,234,401	$1,633,127

(In thousands)	2020
Changes in net assets available for benefits per the accompanying financial statements	$3,595,613
Changes in adjustment from contract value to fair value for fully benefit-responsive investment contracts	8,262
Changes in amounts allocated to withdrawing participants	(2,601)
Changes in net assets available for benefits per the Form 5500	$3,601,274

Net assets available for benefits in the accompanying financial statements report the synthetic guaranteed investment contracts within the Stable Value Fund at contract value; however, such contracts are recorded at fair value within the Plan's Form 5500. Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid.

SUPPLEMENTAL SCHEDULES

FISERV 401(k) SAVINGS PLAN (formerly the First Data Corporation Incentive Savings Plan)

FORM 5500, SCHEDULE G, PART III, LINE 4j —
SCHEDULE OF NON-EXEMPT TRANSACTIONS
EIN: 39-1833695 Plan: 004
FOR THE YEAR ENDED DECEMBER 31, 2020
(In thousands, except unit amounts)
(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest	(c) Description of transaction including maturity date, rate of interest, collateral, par or maturity	(d) Purchase price	Number of units	Corrective contribution
*Fiserv, Inc.	Employer	Purchase of Fiserv Stock Fund by Employees of Tegra118 Wealth Solutions, Inc.	$3	338	December 31, 2020

*Represents a party-in-interest

FISERV 401(k) SAVINGS PLAN (formerly the First Data Corporation Incentive Savings Plan)

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 39-1833695 Plan: 004
AS OF DECEMBER 31, 2020
(In thousands)
(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
Registered Investment Companies:
PIMCO	Total Return Fund	$59,207
The Vanguard Group	Inflation-Protection Securities Fund	50,482
The Vanguard Group	Institutional Index Fund	705,750
The Vanguard Group	Extended Markets Index Fund	149,445
The Vanguard Group	Total Bond Market Index Fund	237,348
The Vanguard Group	Total International Stock Index Fund	119,612
	Total Registered Investment Companies	1,321,844

Collective Investment Trusts:
Vanguard Fiduciary Trust Company
	Target Retirement Income Trust Select	57,656
	Target Retirement 2015 Trust Select	74,972
	Target Retirement 2020 Trust Select	321,372
	Target Retirement 2025 Trust Select	579,223
	Target Retirement 2030 Trust Select	709,010
	Target Retirement 2035 Trust Select	561,684
	Target Retirement 2040 Trust Select	448,843
	Target Retirement 2045 Trust Select	211,318
	Target Retirement 2050 Trust Select	124,421
	Target Retirement 2055 Trust Select	50,904
	Target Retirement 2060 Trust Select	21,321
	Target Retirement 2065 Trust Select	8,045
	Total Collective Investment Trusts	3,168,769

Stable Value Fund:
Standish Mellon
	BlackRock Government Short-Term Investment Fund	125,370

	Constant Duration Synthetic GICs:
	BlackRock Asset-Back Securities Index Fund	28,713
	Corporate Bond Funds
	BlackRock 1-3 Year Credit Bond Index Fund	1,511
	BlackRock Intermediate Term Credit Bond Index Fund	50,702
		52,213

FISERV 401(k) SAVINGS PLAN (formerly the First Data Corporation Incentive Savings Plan)

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 39-1833695 Plan: 004
AS OF DECEMBER 31, 2020
(In thousands)
(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value

	Government Bond Funds
	BlackRock 1-3 Year Government Bond Index Fund	12,462
	BlackRock Intermediate Government Bond Index Fund	11,335
	BlackRock Long-Term Government Bond Index Fund	3,422
		27,219
	Mortgage-backed Securities Fund
	BlackRock Commercial Mortgage-Backed Sec. Index Fund	8,688
	BlackRock Mortgage-backed Sec. Index Fund	34,388
		43,076
	Prudential Trust Company
	Intermediate Aggregate Fixed Income Fund	50,664

	Total Constant Duration Synthetic GICs	201,885

	Fixed Maturity Synthetic GICs:
	Cash	951
	US Treasury T 2 1/4 03/31/21 2.25% Expected Maturity 3/31/2021	5,050
	AmEx Crdt Acct Mst Trust AMXCA 2019-2 A 2.67% Expected Maturity 11/15/2024	382
	Capital One Multi Trust COMET 2019-A2 A2 1.72% Expected Maturity 8/15/2022	846
	GM Financial Securitized GMCAR 2018-4 A3 3.21% Expected Maturity 5/16/2022	171
	USAA Auto Owners Trust USAOT 2019-1 A3 2.16% Expected Maturity 2/15/2022	843
	Nissan Auto Rec OT NAROT 2020-A A3 1.38% Expected Maturity 9/15/2023	510
	Mercedes-Benz Auto Lease MBALT 2020-B A3 0.40% Expected Maturity 1/17/2023	276
	John Deere Owner Trust JDOT 2019-B A3 2.21% Expected Maturity 2/15/2023	689
	Appalachian Consumer RRF AEPWV 2013-1 A1 2.01% Expected Maturity 2/1/2023	116
	Public Service NH PSNH 2018-1 A1 3.09% Expected Maturity 2/1/2024	188
	AEP Texas Cent Trans Fndg AEPTC 2019-1 A1 2.06% Expected Maturity 2/3/2025	470
	Fannie Mae FNR 2011-104 KH 2.00% Expected Maturity 11/25/2022	61
	Fannie Mae FNR 2011-87 JA 3.00% Expected Maturity 2/27/2023	109
	Fannie Mae FNR 2011-18 LA 4.00% Expected Maturity 4/25/2022	97
	Fannie Mae FNR 2016-103 KA 3.00% Expected Maturity 4/25/2024	519
	Fannie Mae FNR 2015-33 AC 3.00% Expected Maturity 7/25/2024	510
	Fannie Mae FNR 2014-70 A 3.00% Expected Maturity 4/25/2023	248
	Fannie Mae FNR 2020-47 GA 2.00% Expected Maturity 11/25/2022	517

FISERV 401(k) SAVINGS PLAN (formerly the First Data Corporation Incentive Savings Plan)

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 39-1833695 Plan: 004
AS OF DECEMBER 31, 2020
(In thousands)
(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Freddie Mac FHR 4001 MH 2.00% Expected Maturity 2/15/2022	62
	Freddie Mac FHR 3707 HB 4.00% Expected Maturity 7/15/2025	132
	Freddie Mac FHR 4257 CA 3.00% Expected Maturity 9/15/2022	59
	Freddie Mac FHR 4281 GA 3.00% Expected Maturity 3/15/2022	255
	Freddie Mac FHR 4444 CH 3.00% Expected Maturity 11/15/2023	535
	Freddie Mac FHR 4680 LA 3.50% Expected Maturity 4/15/2024	673
	Freddie Mac FHR 5020 XA 2.00% Expected Maturity 11/25/2025	808
	Freddie Mac FHR 4571 CA 2.50% Expected Maturity 10/15/2026	778
	Govt Natl Mortgage Assoc GNR 2012-71 AJ 3.50% Expected Maturity 1/18/2022	17
	Govt Natl Mortgage Assoc GNR 2012-38 QL 3.25% Expected Maturity 5/20/2021	42
	Govt Natl Mortgage Assoc GN 784237 4.50% Expected Maturity 6/17/2024	87
	Govt Natl Mortgage Assoc GNR 2013-41 PA 2.50% Expected Maturity 6/20/2023	152
	Govt Natl Mortgage Assoc GNR 2012-6 LH 3.50% Expected Maturity 6/16/2025	154
	Govt Natl Mortgage Assoc GNR 2014-74 HL 3.00% Expected Maturity 3/16/2026	316
	Govt Natl Mortgage Assoc GNR 2010-33 PD 4.50% Expected Maturity 2/21/2023	365
	Govt Natl Mortgage Assoc GNR 2020-78 HL 1.00% Expected Maturity 5/16/2028	714
	Govt Natl Mortgage Assoc GNR 2013-193 A 2.00% Expected Maturity 1/18/2022	11
	WF RBS Comm Mort Trust WFRBS 2011-C5 A4 3.67% Expected Maturity 9/15/2021	284
	UBS Comm Mortgage Trust UBSCM 2012-C1 A3 3.40% Expected Maturity 3/10/2022	369
	BANK 2018-BN14 A2 4.13% Expected Maturity 10/16/2023	429
	DBGS Mortgage Trust DBGS 2018-C1 A1 3.41% Expected Maturity 6/15/2023	191
	BANK 2018-BN14 A1 3.28% Expected Maturity 9/15/2023	753
	BENCHMARK mortgage trust BMARK 2019-B10 A2 3.61% Expected Maturity 3/15/2024	906
	WF RBS Comm Mort Trust WFRBS 2013-C14 A5 3.34% Expected Maturity 5/15/2023	952
	US Treasury T 0 1/4 07/31/25 0.25% Expected Maturity 7/31/2025	4,000
	US Treasury T 0 1/8 12/15/23 0.13% Expected Maturity 12/15/2023	6,401
	AmEx Crdt Acct Mst Trust AMXCA 2018-6 A 3.06% Expected Maturity 7/15/2021	712
	World Omni Auto Rec WOART 2017-B A3 1.95% Expected Maturity 9/15/2021	190
	BMW Vehicle Owner Trust BMWOT 2019-A A3 1.92% Expected Maturity 10/25/2022	406
	Hyundai Auto Rec Trust HART 2020-C A3 0.38% Expected Maturity 2/15/2024	426
	Case New Holland CNH 2017-A A3 2.07% Expected Maturity 1/15/2021	42
	Case New Holland CNH 2020-A A4 1.51% Expected Maturity 12/15/2023	330
	Entergy Louisiana Inv Rec ELL 2011-A A1 2.04% Expected Maturity 6/1/2021	55
	Public Service NH PSNH 2018-1 A1 3.09% Expected Maturity 2/1/2024	314
	Fannie Mae FN MA3904 4.00% Expected Maturity 6/25/2021	11

FISERV 401(k) SAVINGS PLAN (formerly the First Data Corporation Incentive Savings Plan)

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 39-1833695 Plan: 004
AS OF DECEMBER 31, 2020
(In thousands)
(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Fannie Mae FNR 2010-129 NA 3.50% Expected Maturity 4/26/2021	12
	Fannie Mae FNR 2013-92 KA 3.00% Expected Maturity 6/27/2022	218
	Fannie Mae FNR 2013-93 AV 3.50% Expected Maturity 2/25/2022	481
	Fannie Mae FNR 2012-118 CE 2.00% Expected Maturity 12/27/2022	167
	Fannie Mae FNR 2015-58 DA 3.00% Expected Maturity 8/25/2023	366
	Freddie Mac FHR 3930 KB 2.00% Expected Maturity 9/15/2023	93
	Freddie Mac FHR 3749 EA 3.00% Expected Maturity 5/17/2021	18
	Freddie Mac FHR 3850 BE 4.00% Expected Maturity 5/16/2022	170
	Freddie Mac FHR 4302 DA 3.00% Expected Maturity 1/17/2023	196
	Freddie Mac FHR 5057 AB 2.50% Expected Maturity 11/25/2026	456
	Freddie Mac FHR 4569 A 2.50% Expected Maturity 4/15/2026	544
	Govt Natl Mortgage Assoc GNR 2017-104 DG 3.00% Expected Maturity 6/20/2022	108
	Govt Natl Mortgage Assoc GNR 2013-41 PA 2.50% Expected Maturity 6/20/2023	165
	Govt Natl Mortgage Assoc GNR 2020-164 KP 1.75% Expected Maturity 7/20/2029	487
	Commercial Mortgage Pass COMM 2014-CR14 A2 3.15% Expected Maturity 7/10/2023	128
	Morgan Stanley Capital MSC 2017-H1 A1 1.95% Expected Maturity 3/15/2022	331
	BANK 2017-BNK5 A2 2.99% Expected Maturity 6/15/2022	653
	UBS Comm Mortgage Trust UBSCM 2017-C3 A1 1.94% Expected Maturity 4/15/2022	198
	Citigroup Comm Mtge Trust CGCMT 2013-GC15 AAB 3.94% Expected Maturity 7/10/2023	438

	Total Fixed Maturity Synthetic GICs	39,713

	Total Stable Value Fund	366,968

BlackRock Liquidity Fund	Money Market	4,885
*Fiserv Stock Fund:
Fiserv, Inc. common Stock	Company Stock Fund	170,447
The Vanguard Group	Money Market	882
*Self-Directed Brokerage Accounts		148,139
*Notes receivable from participants	Interest rates ranging from 3.25% to 11.25%, maturity dates ranging from 2021 to 2029	57,698

TOTAL ASSETS (HELD FOR INVESTMENT AT END OF YEAR)		$5,239,632

*Represents a party-in-interest